P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 SEP 17 AM 10: 52

9 September 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

SUPPL

Dear Sirs

MAXXIOM LIMITED: SALE OF ASSETS TO HEWDEN STUART

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

enc

dlo 9/18

P&O

Press Release

9 September 2002

MAXXIOM LIMITED
SALE OF ASSETS TO HEWDEN STUART

P&O announced today the sale of virtually all of the assets of Maxxiom, its plant hire joint venture, to Hewden Stuart. Consultation with employees has taken place.

The proceeds from the sale are £9m, broadly in line with book value. Maxxiom is expected to incur some restructuring costs as a result of the transaction, of which P&O's share could amount to £3m. Future disposal of Maxxiom properties are expected to mitigate these costs.

Further information: Lucy Garson
Corporate Communications Executive, P&O
020 7930 4343

Notes to editors

1. Maxxiom is a 50:50 joint venture between P&O and Carillion plc. Maxxiom was created in 1997 through the merger of the in-house plant hire operations of Bovis Construction and Tarmac.

2. Maxxiom is a leading provider of integrated plant hire solutions in the UK. As well as the provision of general plant, Maxxiom provides bespoke modular accommodation and specialist passenger and goods hoists. Maxxiom's equipment is currently being used in high profile construction projects such as the redevelopment of Empress State Building in West London and Paternoster Square, St Paul's London.

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